[redacted]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number: 000-28886

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

Roslyn Bancorp, Inc.
One Jericho Plaza
Jericho, New York 11753

REQUIRED INFORMATION

Items 1-3. The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

EXHIBITS: 23.1 Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2002

The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust

By: MaryEllen McKinley

MaryEllen McKinley
Plan Administrator

EXHIBIT 23.1

CONSENT OF KPMG LLP

KPMG

Consent of Independent Auditors

The Roslyn Savings Bank
401(k) Savings Plan in RSI Retirement Trust:

We consent to the incorporation by reference in the Registration Statement (No. 333-41365) on Form S-8 of Roslyn Bancorp Inc. of our report dated May 29, 2002 relating to the financial statements and schedule of The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust as of December 31, 2001 and 2000, and for each of the years then ended, which report appears in the December 31, 2001 annual report on Form 11-K of The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust.

KPMG LLP

Melville, New York
June 26, 2002

FINANCIAL STATEMENTS

KPMG

THE ROSLYN SAVINGS BANK 401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

THE ROSLYN SAVINGS BANK
401(k) SAVINGS PLAN IN
RSI RETIREMENT TRUST

Table of Contents

KPMG

1305 Walt Whitman Road
Suite 200
Melville, NY 11747-4302

Independent Auditors' Report

To the Roslyn Savings Bank Personnel
Committee and Participants of
The Roslyn Savings Bank
401(k) Savings Plan in
RSI Retirement Trust

We have audited the accompanying statements of assets available for benefits of The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 29, 2002

THE ROSLYN SAVINGS BANK
401(k) SAVINGS PLAN IN
RSI RETIREMENT TRUST

Statements of Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Investments (note 3)	$ 34,345,765	36,909,053
Assets available for benefits	$ 34,345,765	36,909,053

See accompanying notes to financial statements.

THE ROSLYN SAVINGS BANK
401(k) SAVINGS PLAN IN
RSI RETIREMENT TRUST

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Additions to assets attributed to:			
Investment (loss) income:			
Net (depreciation) appreciation in fair value of investments	$	(1,932,355)	7,802,558
Interest		5,876	12,716
Dividends		628,352	536,765
		(1,298,127)	8,352,039
Interest on participant loans		46,140	52,472
Contributions:			
Participants'		1,547,807	3,957,961
Employer		23,375	143,811
		1,571,182	4,101,772
Total additions		319,195	12,506,283
Deductions from assets attributed to:			
Distributions to participants and beneficiaries		(2,882,483)	(4,815,337)
Total deductions		(2,882,483)	(4,815,337)
Net (decrease) increase		(2,563,288)	7,690,946
Net assets available for benefits:			
Beginning of year		36,909,053	29,218,107
End of year	$	34,345,765	36,909,053

See accompanying notes to financial statements.

(1) Description of Plan

The following brief description of The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirment Trust (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete description of the Plan's provisions:

(a) General

The Plan was effectuated by the adoption of the RSI Retirement Trust Agreement and Declaration of Trust between The Roslyn Savings Bank (the Bank and Plan Administrator) and the RSI Retirement Trust or RSI, a multiple employer trust created in 1941 for the purpose of providing retirement benefits to savings banks' personnel. Effective August 1, 1990, RSI was reorganized by a transfer of certain assets to a newly organized corporation, Retirement System Group Inc. The Plan is a defined contribution and thrift savings plan. All regular, full-time employees of the Bank are eligible for voluntary participation after one or more years of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective February 16, 1999, Roslyn Bancorp, Inc., the parent company of the Bank acquired T R Financial Corp., the parent company of the Roosevelt Savings Bank (Roosevelt). The Bank, as successor in the interest to Roosevelt, became the sponsor of the Roosevelt Savings Bank Salary Reduction Plan in RSI Trust (the Roosevelt Plan). In connection with the acquisition, the Bank approved the continuation of the Roosevelt Plan and the Plan after the date of February 16, 1999, the acquisition date, until the respective plans can be joined into one plan and, amended the Plan to exclude from the Plan all individuals employed by Roosevelt prior to the acquisition date who became employees of the Bank on February 16, 1999 (Former Roosevelt Employees).

Effective October 1, 1999, the plan merger date, the Plan was amended to merge the Roosevelt Plan with and into the Plan through a transfer of all assets and liabilities. Effective the same date, the Plan was further amended to (a) provide service credit for eligibility and vesting for Former Roosevelt Employees, (b) to make Former Roosevelt Employees 100% vested in amounts transferred to the Plan from the Roosevelt Plan, and (c) to make Former Roosevelt Employees be subject to the vesting schedule under the Plan for contributions made by the Bank to the Plan on and after the plan merger date.

As a result of the above amendment, total assets of $15,742,577 were transferred from the Roosevelt Plan to the Plan as of October 1, 1999.

During the fourth quarter of 2000, the Bank's parent company, Roslyn Bancorp, Inc. (the Company) completed a divestiture of its subsidiary, Roslyn National Mortgage Corporation (Roslyn National). As such, effective October 31, 2000, the Plan was amended to provide that no further participant or employer contributions may be made to the Plan by or on behalf of any former Roslyn National employees and to further provide full vesting to all former Roslyn National plan participants who terminated service through that date.

The Plan includes the Company and Roslyn Savings Foundation (RSF) as affiliated employers. Employees of the Company and RSF are eligible to participate in the Plan.

(Continued)

(b) Contributions to the Plan

The Plan allows all participants to contribute from 1% to 12% of their base salary and commissions on a before-tax basis. The Bank, and prior to its divestiture, Roslyn National, made matching contributions equal to 50% of an employee's contribution to the Plan up to a maximum of 3% during the first 60 months in which an employee participates in the Plan. Thereafter, the Bank or Roslyn National contributed 100% of the employee's contribution, up to a maximum of 6%.

The Plan allows for rollover contributions from other qualified plans. On July 25, 2000, total assets of $1,980,541 held by Former Roosevelt Employees under the Roosevelt's T R Financial Corp. Employee Stock Ownership Plan (Roosevelt ESOP) were rolled over into the Plan.

Matching contributions made to the Plan on behalf of the Bank participants are made in accordance with the formula referred to in the preceding paragraphs, in the form of the Company's common stock allocated under the Bank's Employee Stock Ownership Plan (ESOP); such shares remain in the ESOP. The fair value of the Company's common stock allocated to the Plan participants was $780,010 and $673,409 as of December 31, 2001 and 2000, respectively. Matching contributions made to the Plan on behalf of the Company and RSF participants are made in cash. Matching contributions that were made to the Plan on behalf of Roslyn National participants, who were not eligible for the ESOP, were also made in cash.

(c) Vesting

Under the provisions of the Plan, participants are fully vested to the extent of their contributions, together with any related investment earnings thereon. Participants obtain a vested interest in Bank matching contributions, together with any related investment earnings thereon, under the following conditions:

100% in the event of:
(i) death prior to termination of employment
(ii) retirement
(iii) termination of employment due to permanent disability
(iv) completion of 5 years of service
(v) termination or partial termination of the Plan (if participant is affected by such partial termination) or discontinuance of employer contributions to the Plan;

Otherwise:
(i) 0% less than one year of service
(ii) 20% upon completion of one year of service but less than two years
(iii) 40% upon completion of two years of service but less than three years
(iv) 60% upon completion of three years of service but less than four years
(v) 80% upon completion of four years of service but less than five years
(vi) 100% upon completion of five or more years of service

Forfeited balances of participants' nonvested accounts are used to reduce future employer contributions. Forfeited balances used to reduce employer contributions were $335 and $26,047 for

(Continued)

the plan years ended December 31, 2001 and 2000, respectively. In addition, included in assets available for benefits as of December 31, 2001 and 2000 are forfeitures of $1,132 and $3,167, respectively, which are to be used to reduce employer contributions in the future.

(d) ***Plan Distributions***

Under the provisions of the Plan, withdrawals of funds other than at retirement, death, disability, or other termination will be permitted subject to certain limitations.

The Plan provides that withdrawals may be made four times during any plan year and that such payments do not result in suspension of contributions to the Plan. Participants may withdraw their own contributions made prior to April 1, 1985. Participant contributions made after April 1, 1985 may be withdrawn under the nonhardship withdrawal provisions provided the individual is 59-½. If the individual is under 59-½, withdrawals may be made under the hardship provisions.

Participants under age 59-½ may only withdraw their own contributions made after April 1, 1985 provided they have withdrawn the maximum amount available under the nonhardship provision and meet the hardship withdrawal requirements. The reasons for determining financial hardship must be described on a written notice to the Roslyn Savings Bank Personnel Committee (the Committee), which must be submitted 15 days prior to the date the payment is to be made. The Committee must approve the request and amount of payment. Hardship shall include, without limitations: serious illness of a member of a participant's immediate family; or educational needs or the needs of the participants' spouse and/or children; or the purchase or construction of a principal residence; or to prevent the eviction of the participant from their principal residence or foreclosure of the participant's mortgage on their principal residence; or any similar circumstances, in the discretion of the Committee. Participants may not apply for a hardship withdrawal more often than four times during any plan year.

Matching contributions may only be withdrawn provided the participant is 100% vested in such contributions.

Upon a participant's death, the value of his/her account(s) will be distributed to the surviving beneficiary, or, if there is none, then to the executor or administrator of his/her estate, or, if no such executor or administrator is appointed and qualifies within a time which the Committee shall, in their sole, and absolute discretion, deem to be reasonable, then to such one or more of the spouse, descendants, and blood relatives of the deceased participant as the Committee, in their sole and absolute discretion, may select.

Under the provisions of the Plan, distributions of less than $3,500 payable upon termination of employment will be made in a lump sum. Distributions of $3,500 or more due to termination of employment will be paid at the time the former participant would have qualified for normal retirement. A former participant may elect a lump sum payment within 13 months after termination of employment.

(Continued)

(e) ***Participant Loans***

Subject to the approval of the Committee, a participant may borrow from his or her account an amount up to the lesser of (i) 50% of his vested interest in the net value of his or her basic contribution account, participant contribution account and employer contribution account, or (ii) $50,000 reduced by the highest outstanding loan balance during the preceding twelve months.

The minimum loan permitted shall be $500. All loans shall be for a fixed term of not more than five years, except a loan which shall be used for the purchase or construction of the principal residence of the participant may, in the discretion of the Committee, be made for a term not exceeding fifteen years. Interest on a loan will be charged at the three-year treasury rate in effect at the time of the loan, adjusted to the nearest quarter of 1%.

At December 31, 2001 and 2000, participant loans outstanding were $998,017 and $842,901, respectively, with interest rates ranging from 3.25% to 7.50% and terms of maturity ranging from 1 to 15 years at both year ends.

(f) ***Plan Investments***

Prior to August 1, 2001, all assets of the Plan were held in trust at RSI, as trustee for the exclusive benefit of the participants and their beneficiaries under the Plan, with the exception of the Employer Stock Fund, whose assets included the Company's common stock and temporary investments in the HSBC Bank USA (HSBC) Short-Term Investment Fund and which were held in trust by HSBC. Effective August 1, 2001, the Employer Stock Fund, whose assets now include the Company's common stock and temporary investments in RSGroup Trust Company Fed Prime Obligation Fund, was transferred to and is now held in trust by RSGroup Trust Company, a wholly-owned subsidiary of Retirement System Group Inc.

The Plan is administered by the Bank and, accordingly, the Bank has the power to remove and replace the trustees at any time. The trustees have the power to invest, control and disburse all contributions to the Plan as specified in the trust agreement. All participants upon entry to the Plan, elect the type of investment fund or funds into which they are to contribute.

The RSI trust consists of two groups of investment funds – the fixed-income funds, which are invested in fixed income investments with limited equity holdings, and the equity funds, which permit a higher percentage of funds to be invested in common stocks. As of December 31, 2001, the Plan's investments consisted of six investment funds with RSI, an Employer Stock Fund, a participant loans fund (see note 1(e)) and a forfeiture holding account (see note 1(c)). The six investment funds currently consist of (i) three fixed-income funds: (a) Short-Term Investment Fund, (b) Intermediate-Term Bond Fund, and (c) Actively Managed Bond Fund; and (ii) three equity funds: (a) Core Equity Fund, (b) Value Equity Fund, and (c) Emerging Growth Equity Fund. The Plan has elected to permit investments in certain of the fixed-income funds and the equity funds for which RSI has sole discretionary authority concerning purchases and sales of investments therein.

The forfeiture holding account is a non-interest bearing suspense account which aggregates amounts forfeited by participants who leave the Plan with unvested Bank contributions.

(Continued)

Participants must direct the manner in which all contributions made on their behalf are invested in the Plan investment accounts. Thus, they may direct the investment of proportionate parts of those contributions in any of the accounts described above in multiples of 5%. Participants may change their election concerning choice of account(s) for investment of contributions in accordance with procedures described in the Plan.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting and present the assets available for benefits and changes in those assets of the Plan. Certain reclassifications have been made to prior year amounts to conform to the current year presentations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(b) Investments Valuation and Income Recognition

The Plan's investments in the funds of RSI and the Employer Stock Fund consist of units of beneficial interest in the funds in which the Plan participates (pooled investments).

All pooled investments in the funds of RSI and the Employer Stock Fund are reported at fair value, as determined by the unit value reported by the trustees, which is based on the value of the underlying investments at the balance sheet date. Fair value is measured by the market price, if there is an active market for the underlying investment, or at an estimated fair value if a price is not available. Investments in the HSBC Short-Term Investment Fund (prior to August 1, 2001) and the RSGroup Trust Company Fed Prime Obligation Fund (cash and cash equivalents within the Employer Stock Fund) are stated at cost which approximates fair value due to the short-term nature of these investments. Participant loans receivable are carried at cost. The difference between cost and fair value is not material.

The net investment income (loss) on investments managed by RSI recognized by the Plan includes current earnings from investments, net gains or losses realized from the sale of investments and the net change in the unrealized appreciation or depreciation in the Plan's proportionate share of the pooled investments.

Interest income is recorded on an accrual method and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

(Continued)

(c) Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(d) New Accounting Pronouncements

Effective January 1, 2001, the Plan adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. The adoption of SFAS No. 133 had no impact on the financial statements of the Plan.

(3) Investments

The following presents investments that represent 5% or more of the Plan's total assets at the respective year-ends.

	December 31, 2001	December 31, 2000
Core Equity Fund	$ 3,271,047	4,345,895
Value Equity Fund	—	1,930,959
Employer Stock Fund	24,271,058	25,336,609

The net investment income (loss) on investments, (including current earnings from investments, net gains or losses realized from the sale of investments and the net change in the unrealized appreciation or depreciation in the Plan's investments) recognized by the Plan during 2001 and 2000 is as follows:

	2001	2000
Investments in RSI Funds	$ (993,142)	6,576
Investment in Employer Stock Fund	(304,985)	8,345,463
	$ (1,298,127)	8,352,039

(4) Federal Income Taxes

A determination letter dated July 3, 2001 had been obtained from the Internal Revenue Service which provides that the Plan and related RSI trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has not been amended since receiving the determination letter. In the opinion of the Plan Administrator, the Plan is designed and is currently being operated in compliance with the terms of the Plan and the applicable requirements of the IRC.

(Continued)

(5) Administrative Expenses

The Bank bears the costs of administering the Plan, while expenses of managing each fund, including investment fees, commissions and other transactions costs are included in net investment income.

(6) Related Party Transactions

Certain plan investments are shares of mutual funds managed by RSI and, prior to August 1, 2001, collective trust funds managed by HSBC. RSI, RSGroup Trust Company and, prior to August 1, 2001, HSBC are or were the trustees as defined by the Plan and, therefore, these investments and related investment transactions qualify as party-in-interest transactions.

(7) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants would become 100% vested in their accounts.

THE ROSLYN SAVINGS BANK
401(k) SAVINGS PLAN IN
RSI RETIREMENT TRUST

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value		(e) Current value
*	RSGroup Trust Company	Employer Stock Fund (827,702.21 units)	$	24,271,058
*	RSI Retirement Trust	Short-Term Investment Fund (54,563 units)		1,419,195
*	RSI Retirement Trust	Intermediate-Term Bond Fund (13,129 units)		533,573
*	RSI Retirement Trust	Actively Managed Bond Fund (23,076 units)		1,048,339
*	RSI Retirement Trust	Core Equity Fund (36,799 units)		3,271,047
*	RSI Retirement Trust	Emerging Growth Equity Fund (14,619 units)		1,301,632
*	RSI Retirement Trust	Value Equity Fund (17,791 units)		1,501,772
*	RSI Retirement Trust	Forfeiture holding account (non-interest bearing cash account)		1,132
*	RSI Retirement Trust	Participant loans (at rates ranging from 3.25% to 7.50% and maturities ranging from 1 to 15 years)		998,017
			$	34,345,765